UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Bradley Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

104576 10 3 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 104576 10 3	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Seth W. Hamot
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 1,476,300[1]
6. Shared Voting Power: -0-
7. Sole Dispositive Power: 1,476,300[1]
8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,476,300[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 8.8%[2]
12.	Type of Reporting Person (See Instructions): IN, HC

[1]	The Reporting Persons were the beneficial owners of 1,476,300 shares of the Issuer’s Common Stock, $0.01 par value on February 10, 2006.
[2]	The percentage ownership of the Reporting Persons in the Issuer’s Common Stock, $0.01 par value is based upon 16,820,084 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K/A for the year ended December 31, 2004.

CUSIP No.: 104576 10 3	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Costa Brava Partnership III L.P. 04-3387028
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 1,476,300[1]
6. Shared Voting Power: -0-
7. Sole Dispositive Power: 1,476,300[1]
8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,476,300[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 8.8%[2]
12.	Type of Reporting Person (See Instructions): PN

[1]	The Reporting Persons were the beneficial owners of 1,476,300 shares of the Issuer’s Common Stock, $0.01 par value on February 10, 2006.
[2]	The percentage ownership of the Reporting Persons in the Issuer’s Common Stock, $0.01 par value is based upon 16,820,084 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K/A for the year ended December 31, 2004.

CUSIP No.: 104576 10 3	13G	Page 4 of 9 Pages

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Roark, Rearden & Hamot, LLC 10-0000708
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 1,476,300[1]
6. Shared Voting Power: -0-
7. Sole Dispositive Power: 1,476,300[1]
8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,476,300[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 8.8%[2]
12.	Type of Reporting Person (See Instructions): OO - Other

[1]	The Reporting Persons were the beneficial owners of 1,476,300 shares of the Issuer’s Common Stock, $0.01 par value on February 10, 2006.
[2]	The percentage ownership of the Reporting Persons in the Issuer’s Common Stock, $0.01 par value is based upon 16,820,084 issued and outstanding shares as reported by the Issuer in its filing on Form 10-K/A for the year ended December 31, 2004.

Item 1.	(a)	Name of Issuer: Bradley Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 383 Route 46 West Fairfield, NJ 07004

Item 2.	(a)

Name of Person Filing:

Seth W. Hamot is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P. Each of the parties listed in the immediately preceding sentence is referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” All of the shares of Common Stock, $0.01 par value that were beneficially owned by the Reporting Persons were held by Costa Brava Partnership III L.P.

(b)

Address of Principal Business Office or, if None, Residence:

The principal business address of each of Seth W.Hamot, Roark, Rearden & Hamot, LLC and Costa Brava Partnership III L.P. is 420 Boylston Street, Boston, MA 02116.

	(c)	Citizenship: Seth W. Hamot is a United States citizen. Costa Brava Partnership III L.P. is a Delaware limited partnership. Roark, Rearden & Hamot, LLC is a Delaware limited liability company.

	(d)	Title of Class of Securities: Common Stock, $0.01 Par Value

	(e)	CUSIP Number: 104576 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) through (c):	The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Amendment No. 1 to Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The Reporting Persons have agreed that this Schedule may be filed by Seth W. Hamot on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006
Date

/s/ Seth W. Hamot
Signature

Seth W. Hamot
Name/Title

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit 1	Agreement Regarding the Joint Filing of Schedule 13G

Exhibit 1

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 10, 2006

COSTA BRAVA PARTNERSHIP III L.P.

By:	Roark, Rearden & Hamot, LLC, its
General Partner

By:	/s/ Seth W. Hamot
Name:	Seth W. Hamot
Title:	President

SETH W. HAMOT

By:	/s/ Seth W. Hamot
Seth W. Hamot

ROARK, REARDEN & HAMOT, LLC

By:	/s/ Seth W. Hamot
Name:	Seth W. Hamot
Title:	President